GLOSSARY OF TERMS

      The following glossary of commonly used terms in the oil and gas industry is being provided for ease of reference and convenience purposes only.

"area of mutual interest" or "AMI" - An agreement by which parties attempt to describe a geographical area within which they agree to share certain existing and additional leases acquired by any of them in the future.

"APO/BPO" - After payout/before payout.

"Btu/MMBtu" - British Thermal Units, a measure of the heating value of fuel. MMBtu stands for one million Btu.

"Bbls/MBbls" - A Bbl. or barrel is 42 U.S. gallons of crude oil or condensate measured at 60 degrees Fahrenheit. MBbls stands for one thousand Bbls.

"carried interest" - A fractional working interest in an oil and gas lease, the holder of which is carried and has no liability for a portion or all of the attributable development and operating costs. The person advancing the costs is the carrying party; the other is the carried party.

"casing point" - The time when the operator recommends that a completion attempt be made, or when the well is plugged and abandoned without a completion attempt being made.

"choke/choke  size" - A pipe section having an  orifice  for
restricting and controlling the flow of oil and gas.   Choke
size is the orifice diameter and is commonly expressed in 64ths of an inch.

"continuous drilling" - A lease clause providing that drilling of another well be commenced within a specified time after completion of the preceding well. As a general rule, if this is not done, all undeveloped acreage must be released.

"development" - The drilling of a well within the productive area  of an oil or gas reservoir, as indicated by reasonable
interpretation  of  available  data,  with  the  object   of
completing the well in that reservoir.

"exploration"   -   Operations  conducted   in   search   of
undiscovered oil, gas and/or condensate.

"farmout/farmin" - An agreement providing for assignment of a lease. A typical characteristic of a farmout is the obligation of the assignee to conduct drilling operations on the assigned acreage as a pre-requisite to completion of the assignment. The assignor will usually reserve some type of interest in the lease. The transaction is characterized as a farmout to the assignor and farmin to the assignee.

"field"  - An area within a lease or leases where production of oil, gas and/or condensate has been established and which
has   been  so  designated  by  the  appropriate  regulatory
authority.

"gathering facilities" - Pipelines and other facilities used to collect gas from various wells and bring it by separate and individual lines to a central point where it is delivered into a single line.

"gathering gas" - The first taking or the first retaining of possession of gas for transmission through a pipeline, after the severance of such gas, and after the passage of such gas through any separator, drip, trap or meter that may be located at or near the well. The act of collecting gas after it has been brought from the earth.

"gathering line" - Pipes used to transport oil or gas from the lease to the main pipeline in the area. In the case of oil, the lines run from the lease tanks to a central pump station at the beginning of the main pipeline. In the case of gas, the flow is continuous from the well head to the ultimate consumer, since gas cannot be stored. Gathering lines collect gas under fluctuating pressures which are then regulated by regulating stations before the gas is introduced into trunk or transmission lines.

"gathering system" - The gathering lines, pumps, auxiliary tanks (in the case of oil), and other equipment used to move oil or gas from the well site to the main pipeline for eventual delivery to the refinery or consumer, as the case may be. In the case of gas, the gathering system includes the processing plant (if any) in which the gas is prepared for the market.

"gross/net" - The term "gross" is used when reference is made, for example, to the total acreage of a lease. The term "net" is used when reference is made to the working interest or net revenue interest in a lease of one particular leaseholder. The same term may be applied to a leaseholder's interest in reserves and/or production from a lease.

"held by production" or "HBP" - A provision in a lease to the effect that such lease will be kept in force as long as there is production from the lease in paying quantities.

"lease bonus" - A cash payment by the lessee for the execution of an oil and gas lease by the mineral owner.

"lease" or "leasehold" - An interest for a specified term in property allowing for the exploration for and production of oil, gas and/or condensate.

"log" - A record of the formations penetrated by a well, from which their depth, thickness, rock properties and (if possible) contents may be obtained.

"Mcf/MMcf/Bcf" - Mcf stands for one thousand cubic feet of gas, measured at 60 degrees Fahrenheit and at atmospheric pressure of 14.7 pounds per square inch. MMcf stands for one million cubic feet of gas. Bcf stands for one million Mcf.

"net revenue interest" or "NRI" - The share of revenues to which the holder of a working interest is entitled upon fulfilling the obligations, after deduction of all royalties, overriding royalties or similar burdens, attributable to his working interest.

"operator" - The person or company having the operational management responsibility for the drilling of or production from any oil, gas and/or condensate well.

"overriding royalty" - A form of royalty, entitling the holder to receive a percentage of oil, gas and/or condensate produced from the wells on a specified lease, or the revenues arising from the sale thereof, free of all expenses arising therefrom, save for production taxes. Generally, the rights accruing to working interest holders are subject to the rights of overriding royalty holders and any rights of overriding royalty holders terminate upon cancellation or reversion of the underlying lease.

"pay" - The geological deposit in which oil, gas and/or condensate is found in commercial quantities.

"payout" - Generally, that point in time, determined by agreement, when a person has recouped his investment in the drilling, development, equipping and operating of a well or wells.

"permeability" - A measure of the resistance offered by rock to the movement of fluids through it.

"porosity" - The volume of the pore spaces between mineral grains as compared to the total rock volume. Porosity is a measure of the capacity of rock to hold oil, gas and water.

"prospect" - One lease comprising, or several leases which together comprise, a geographical area believed to contain commercial quantities of oil, gas and/or condensate.

"prospective" - A geographical area or structure believed to contain commercial quantities of oil, gas and/or condensate.

"proved developed reserves" - Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods and those reserves that exist behind the casing of existing wells when the cost of making such reserves available is relatively small compared to the cost of a new well.

"proved reserves" - Estimated quantities of crude oil, condensate, natural gas, and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

"proved undeveloped reserves" - Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the areas and in the same reservoir.

"psig" - Pounds per square inch, gauge.

"rental payment" - A sum of money payable to the lessor by the lessee for the privilege of deferring the commencement of drilling operations or the commencement of production during the primary term of the lease.

"reserves"  -  The  estimated  value  of  oil,  gas   and/or
condensate which is economically recoverable.  Reserves  may
be   categorized  as  proved,  proved  developed  or  proved
undeveloped.

"reservoir"   -   A  porous,  permeable,  sedimentary   rock
containing   commercial  quantities  of  oil,   gas   and/or
condensate.

"salt dome" - A mass or plug of salt which has pushed or domed up sedimentary beds around it; this type structure is favorable to oil and gas accumulation.

"sand" - A sedimentary rock consisting mostly of sand grains.

"shut-in royalty" - A payment made when a gas well, capable of producing in paying quantities, is shut-in for lack of a market for the gas.

"structure" - A configuration of subsurface rock formations considered, on the basis of geological or geographical interpretation, to be capable of containing a reservoir.

"target depth" - The primary geological formation or depth identified in an agreement applicable to the relevant well or wells.

"test well" - An exploratory well.

"tight formation" - A zone of relatively low permeability and thus low well productivity. Wells in such zones usually require fracturing or other stimulation. Typically, the productive capacity of a new well completed in a tight zone declines rapidly for several months or longer after completion.

"working interest" or "WI" - An interest in a lease carrying
the   obligation  to  bear  a  proportion  of  drilling  and
operating costs and the right to receive a proportion of the production or gross revenues attributable thereto.

"workover"  -  Remedial  operations  on  a  well  with   the
intention of restoring or increasing production.